Rule 424(b)(3)
                                                                   No. 333-9943


                        CNL HOSPITALITY PROPERTIES, INC.
               (formerly known as CNL American Realty Fund, Inc.)

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 21, 1998. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed properties for which the Company has received initial commitments is presented as of May 27, 1998, and all references to commitments should be read in that context. Proposed properties for which the Company receives initial commitments, as well as property acquisitions that occur after May 27, 1998, will be reported in a subsequent Supplement.

                                  THE OFFERING

         As of October 15, 1997, the Company had received aggregate subscription proceeds of $2,774,580, which exceeded the minimum offering amount of $2,500,000, and $2,652,330 of the funds, excluding funds from Pennsylvania investors, were released from escrow. As of December 4, 1997, the Company had received aggregate subscription proceeds of $8,253,530, and funds from Pennsylvania investors were released from escrow. As of May 27, 1998, the Company had received total subscription proceeds of $22,189,886 (2,218,989 Shares), including $4,521 (452 Shares) issued pursuant to the Reinvestment Plan, from 1,113 stockholders in connection with this offering. As of May 27, 1998, the Company had approximately $18,000,000 available to invest in Properties following deduction of Selling Commissions, marketing support and due diligence expense reimbursement fees, Organizational and Offering Expenses and Acquisition Fees.

                                    BUSINESS

GENERAL

         Effective June 3, 1998, the Company changed its name to CNL Hospitality Properties, Inc. The Board of Directors has taken this action in order to provide better name recognition of the Company in the context of its business.

PROPERTY ACQUISITIONS

         As of May 27, 1998, the Company had not acquired any Properties.

PENDING INVESTMENTS

         As of May 27, 1998, the Company had initial commitments to acquire two hotel properties. The acquisition of each of these properties is subject to the fulfillment of certain conditions, including, but not limited to, a satisfactory environmental survey and property appraisal. In order to acquire these properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or both of these properties will be acquired by the Company. If acquired, the leases of both properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business - Description of Property Leases."

         Set forth below are summarized terms expected to apply to the leases for each of the properties. More detailed information relating to a property and its related lease will be provided at such time, if any, as the property is acquired.


June 3, 1998                                    Prospectus Dated April 21, 1998



                Estimated Purchase    Lease Term and            Minimum Annual
Property              Price           Renewal Options                Rent                 Percentage Rent   Option to Purchase
--------        ------------------    ---------------           --------------            ---------------   ------------------
Residence Inn      $15.6 million      15 years; four five-   10.50% of the Company's             (1)               None
  Buckhead                            year renewal options   total cost to purchase the
Atlanta, GA                                                  property; increases to 10.75%
Existing hotel                                               after the first lease year and
(the "Buckhead                                               after every year thereafter
Property")                                                   during the lease term

Residence Inn      $11.4 million     15 years; four five-    10.50% of the Company's             (1)               None
  Gwinnett                           year renewal options    total cost to purchase the
Duluth, GA                                                   property; increases to 10.75%
Existing hotel                                               after the first lease year and
(the "Gwinnett                                               after every year thereafter
Property")                                                   during the lease term



--------------------------
FOOTNOTES:

(1) Percentage rent for the Buckhead and Gwinnett Properties shall equal 15% of the aggregate amount of all revenues exceeding a to be agreed upon threshold.